SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.2)*

                                Biogen Idec Inc.
                                (Name of Issuer)

                        Common Stock, Par Value $0.0005
                         (Title of Class of Securities)

                                   09062X103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 27, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D, as amended, filed with the Securities and Exchange Commission on August 11, 2008 by the Reporting Persons (the "Initial 13D") with respect to the shares of Common Stock, par value $0.0005 (the "Shares"), issued by Biogen Idec Inc. (the "Issuer") is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On January 27, 2010, entities affiliated with Mr. Icahn delivered the "Stockholders' Notice of Nomination of Persons for Election as Directors and Other Proposed Business at the 2010 Annual Meeting of Stockholders of Biogen Idec Inc." (the "Notice"), a copy of which is attached hereto as Exhibit I. Such Notice states the intention of High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III: (i) to seek to nominate Dr. Thomas F. Deuel, Dr. Eric Rowinsky and Professor Richard A. Young for election to the Board of Directors of the Issuer at the 2010 annual meeting of stockholders; and (ii) to propose certain amendments to the Issuer's Second Amended and Restated Bylaws that would limit the size of the Board of Directors to twelve.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, DR. ALEXANDER J. DENNER, DR. THOMAS F. DEUEL, DR. ERIC ROWINSKY, PROFESSOR RICHARD YOUNG, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II LP, ICAHN PARTNERS MASTER FUND III LP, ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP., AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF BIOGEN IDEC INC., FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO STOCKHOLDERS OF BIOGEN IDEC INC. FROM THE PARTICIPANTS AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

INFORMATION RELATING TO THE PARTICIPANTS IN THIS PROXY SOLICITATION IS CONTAINED IN SCHEDULE 14A FILED BY MR. ICAHN AND CERTAIN OF HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 2010, WHICH DOCUMENT IS AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 7. Materials to Be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit 1. Stockholders' Notice of Nomination of Persons for Election as Directors and Other Proposed Business at the 2010 Annual Meeting of Stockholders of Biogen Idec Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January  27,  2010


HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.


HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner

     By:  /s/  Edward E. Mattner
          ----------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

     By:  /s/Dominick  Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer


IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

     By:  /s/Dominick  Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer


ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

     By:  /s/Dominick  Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer


ICAHN  ENTERPRISES  G.P.  INC.

     By:  /s/Dominick  Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer


/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN






      [Signature Page of Schedule 13D, Amendment No. 2 - Biogen Idec Inc.]

                                                                       EXHIBIT I

                               ICAHN PARTNERS LP
                         ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                       ICAHN PARTNERS MASTER FUND III LP
                         HIGH RIVER LIMITED PARTNERSHIP
                        c/o Icahn Capital Management LP
                          767 Fifth Avenue, 47th Floor
                               New York, NY 10153

January  27,  2010

VIA HAND DELIVERY, EMAIL AND FACSIMILE
--------------------------------------
Biogen  Idec  Inc.
14  Cambridge  Center
Cambridge,  Massachusetts  02142
Attention:  James  C.  Mullen,  Chief  Executive  Officer
            Susan  H.  Alexander,  General  Counsel  and  Secretary

Re: Stockholders' Notice (this "Notice") of Nomination of Persons for Election Directors and Other Proposed Business at the 2010 Annual Meeting of Stockholders of Biogen Idec Inc. (the "Corporation")
     --------------------------------------------------------------------------

Ladies and Gentlemen:

     Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership ("Icahn Master"), Icahn Partners Master Fund II LP, a Cayman Islands exempted limited partnership ("Icahn Master II"), Icahn Partners Master Fund III LP, a Cayman Islands exempted limited partnership ("Icahn Master III") and High River Limited Partnership, a Delaware limited partnership ("High River", and together with Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, the "Record Holders" and each of them a "Record Holder") hereby submit this notice (this "Notice") on the date hereof pursuant to the requirements (the "Bylaw Requirements") of the Second Amended and Restated Bylaws of the Corporation, adopted as of October 13, 2008 and amended as of June 3, 2009 (the "Bylaws") of their intent (i) to nominate the Slate (as defined below) for election as directors of the Corporation at the 2010 annual meeting of stockholders of the Corporation (the "Annual Meeting"), or a special meeting of stockholders of the Corporation called for a similar purpose, and as a separate matter and (ii) to propose certain amendments to the Bylaws. This Notice is submitted by the Record Holders and on behalf of the Beneficial Owners (as defined in Annex A).

     The address of Icahn Partners is 767 Fifth Avenue, 47th Floor, New York, NY 10153. The address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The address of Icahn Master II is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The address of Icahn Master III is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands (1). The address of High River is 767 Fifth Avenue, 47th Floor, New York, NY 10153. Each of Icahn Master, Icahn Master II, Icahn Master III, Icahn Partners and High River is primarily engaged in the business of investing in securities.

     As of the close of business on January 26, 2010 (i) each of the Record Holders represents that it is the holder of record of 1000 shares of Common Stock, par value $0.0005 per share, of the Corporation (the "Shares"); (ii) Icahn Partners represents that it is the direct beneficial owner of 4,532,847 Shares (including the 1000 Shares of which Icahn Partners is the stockholder of record); (iii) Icahn Master represents that it is the direct beneficial owner of 5,888,807 Shares (including the 1000 Shares of which Icahn Master is the stockholder of record); (iv) Icahn Master II represents that it is the direct beneficial owner of 1,761,077 Shares (including the 1000 Shares of which Icahn Master II is the stockholder of record); (v) Icahn Master III represents that it is the direct beneficial owner of 677,474 Shares (including the 1000 Shares of which Icahn Master III is the stockholder of record); and (vi) High River represents that it is the direct beneficial owner of 3,215,051 Shares (including the 1000 Shares of which High River is the stockholder of record), in each case as further described in Annex A. Carl C. Icahn by virtue of his relationship to Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River is deemed to beneficially own (as that term is defined in Rule 13d-3 of the Securities Act of 1933, as amended) the Shares which Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River directly beneficially own, as further described in Annex A.
_________________________
(1) Please note that the following address is set forth on the stock certificate of each of Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River as its record address on the books of the
     Corporation: c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Each of the Record Holders and the Beneficial Owners hereby represents that each Record Holder and Beneficial Owner will notify the Corporation in writing of the class, series and number of such Shares owned beneficially and of record as of the record date for the Annual Meeting (the "Record Date") promptly following the later of the Record Date or the date notice of the Record Date is first publicly disclosed, however, such representation is not an admission by any Record Holder, Nominee or Beneficial Owner or any of their respective affiliates of the legality thereof or that such notification is required.

     Other than as disclosed in Annex A, each of the Record Holders and Beneficial Owners hereby represents that it does not own any Derivative Instruments (as defined in the Bylaws) or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of the Shares. Each of the Record Holders and the Beneficial Owners hereby represents that each Record Holder and Beneficial Owner will notify the Corporation in writing of any such Derivative Instrument in effect as of the Record Date promptly following the later of the Record Date or the date notice of the Record Date is first publicly disclosed, however, such representation is not an admission by any Record Holder, Nominee or Beneficial Owner or any of their respective affiliates of the legality thereof or that such notification is required.

     Each Record Holder hereby represents that it intends to appear in person or by proxy at the Annual Meeting to nominate for election as class I directors of the Corporation the following persons (each, a "Nominee" and collectively, the "Slate"):

                              Dr. Thomas F. Deuel
                               Dr. Eric Rowinsky
                           Professor Richard A. Young

     Dr. Deuel and Dr. Rowinsky are highly accomplished clinical experts in cancer and Professor Young is a pioneer in gene transcription. The Record
Holders believe that these experts knowledge of science and medicine will significantly improve the clinical and scientific expertise of the Board of Directors. We also believe that each nominee is a strong shareholder-oriented individual who will help represent the best interests of the Corporation's shareholders.

     As a separate matter, in order to restrict the ability of the Board of Directors to increase the size of the Board, each Record Holder hereby represents that it intends to appear in person or by proxy at the Annual Meeting to propose certain amendments to the Bylaws (the "Bylaw Amendments") that would fix the number of directors at twelve (12).

     The Bylaw Amendments are a proper matter for stockholder action under the General Corporation Law of Delaware. The Record Holders believe that it is in the best interests of the Corporation's stockholders to limit the size of the Board of Directors to twelve (12) directors. The Bylaws currently allow the Board of Directors to increase the size of the board at any time in their discretion. Furthermore, vacancies resulting from such increases may only be filled by the Board of Directors. The Record Holders believe that the shareholders of the Corporation should know with certainty the size of the Board.

     The proposal states:

     "RESOLVED, that the Bylaws be and hereby are amended as follows:

     - To replace the first sentence of Section 3.1 in its entirety with the following sentence:

          "The number of directors that shall constitute the entire Board shall be twelve (12)."

     -    To  delete  the  first  sentence  of  Section  3.2  in  its  entirety.

     - To delete the words "and newly created directorships resulting from any increase in the authorized number of directors", appearing in the second sentence of Section 3.2 in their entirety."

     In this Notice: (i) certain information relating to the Record Holders and Beneficial Owners is set forth in the body of this Notice (including the footnotes hereto) and Annex A; (ii) certain information relating to each Nominee is set forth in the body of this Notice and Annex B; (iii) the written consent of each Nominee to being named in the proxy statement as a nominee and to serving as a director of the Corporation if elected is attached as Annex C; and
(iv) each Nominee has executed a copy of the Director Nominee Representation and Agreement attached as Annex D. Each Nominee is also party to a nominee agreement with the Record Holders substantially in the form attached hereto as Annex E, pursuant to which the Record Holders have agreed to pay certain fees to each Nominee and to indemnify each Nominee with respect to certain costs incurred by each Nominee in connection with the proxy contest relating to the Annual Meeting (the "Nominee Agreement"). In connection with the Record Holders proxy contest against the Corporation in 2009, Dr. Deuel also entered into a nominee agreement substantially in the form attached hereto as Annex E and was paid certain fees by the Record Holders in 2009 in connection with his nomination to the board of directors of the Corporation.

     Each Nominee, Record Holder and Beneficial Owner has an interest in the election of directors at the Annual Meeting: (i) directly and/or indirectly through the beneficial ownership (if any) of Shares, as described on the applicable attachment to Annex A and (ii) pursuant to the Nominee Agreement, if applicable, relating to such Nominee and each Record Holder.

     Other than as disclosed in this Notice, none of the Record Holders, the Beneficial Owners, or any of their respective affiliates or associates, or any others acting in concert with any of the foregoing have any agreement, arrangement or understanding with respect to the nomination of the Nominees or the Bylaw Amendments. Each Record Holder and Beneficial Owner hereby represents that it will notify the Corporation in writing of any such agreements, arrangements or understandings in effect as of the Record Date promptly following the later of the Record Date or the date notice of the Record Date is first publicly disclosed.

     With respect to each Nominee, other than as disclosed in this Notice, (i) such Nominee is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Nominee nor any of such Nominee's associates have any arrangement or understanding with any person with respect to (A) any future employment by the Corporation or its affiliates or (B) any future transactions to which the Corporation or any of its affiliates will or may be a party.

     With respect to each Record Holder and Beneficial Owner, other than as disclosed in this Notice, (i) neither such Record Holder nor such Beneficial Owner is, nor was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Record Holder, Beneficial Owner nor any of their respective associates have any arrangement or understanding with any person with respect to (A) any future employment by the Corporation or its affiliates or (B) any future transactions to which the Corporation or any of its affiliates will or may be a party.

     With respect to each Nominee, such Nominee is independent under the independence standards applicable to the Corporation under paragraph (a)(1) of
Item  407  of  Regulation  S-K.

     In response to the Bylaw Requirements, the legality of which neither the Record Holders nor the Beneficial Owners concede, the Record Holders and the Beneficial Owners state their intention to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to adopt the Bylaw Amendments, and a sufficient number of the holders of the Corporation's outstanding capital stock to elect the Slate. Each Record Holder hereby represents that it intends to solicit proxies in support of the nomination of the Slate and the adoption of the Bylaw Amendments.

     In consideration of providing certain investment advisory, administrative and back office services to the Record Holders, Icahn Onshore LP, the general partner of Icahn Partners and Icahn Offshore LP, the general partner of Icahn Master, Icahn Master II and Icahn Master III, (together, the "General
Partners"), receive from the Record Holders on an annual basis (i) special profit interest allocations generally equal to 2.5% of the balance in each of the Record Holders' capital accounts attributable to fee-paying investors and
(ii) incentive allocations generally equal to 25% of the net profits generated by fee-paying investors of the Record Holders. Therefore, the amounts received by the General Partners will be affected by the combination of fee-paying assets under management and the investment performance of the Record Holders (including any increase or decrease in the value of shares of the Corporation). The General Partners are owned by Icahn Capital LP, which is a subsidiary of Icahn Enterprises L.P., a New York Stock Exchange listed master limited partnership ("Icahn Enterprises"). Carl C. Icahn is the indirect owner of the general partner of Icahn Enterprises and the indirect holder of approximately 92.0% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises and approximately 86.5% of the preferred units in Icahn Enterprises.

     The Annexes and all attachments thereto are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Annexes and all attachments thereto should be deemed disclosed for all purposes of this Notice. All upper case terms appearing in the Annexes and all attachments thereto that are not defined in such Annexes and attachments shall have the meanings given in the body of this Notice or the Annexes, as applicable.

     Information is set forth herein as of the close of business on January 26, 2010. Neither the delivery of this Notice nor any delivery by any Record Holder, Beneficial Owner, or Nominee of additional information to the Corporation from and after the date hereof shall be deemed to constitute an admission by any Record Holder, Beneficial Owner, Nominee or any of their respective affiliates (if any) that such delivery is required or that each and every item or any item of information is required or as to the legality or enforceability of any notice requirement or any other matter, or a waiver by any Record Holder, Beneficial Owner, Nominee or any of their respective affiliates (if any) of their right to contest or challenge, in any way, the validity or enforceability of any notice requirement or any other matter (including actions taken by the Board of Directors of the Corporation in anticipation of, or following receipt of, this Notice). Furthermore, if the Board of Directors of the Corporation increases the number of directors to be nominated and elected at the Annual Meeting, the Record Holders reserve the right to add additional director nominees in respect of each such additional directorship. In the event any statement or other information in this Notice is not correct, or to the extent any applicable information has been omitted from this Notice, the Record Holders, Beneficial Owners and Nominees reserve the right to correct and/or supplement any such statement or other information set forth in this Notice.

     The Record Holders have filed a Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Securities and Exchange Commission (the "SEC") relating to the Corporation (the "Filing"). The Filing, all attachments and any amendments thereto and all future amendments thereto, are hereby incorporated into and made a part of this Notice (but only to the extent that the information disclosed therein constitutes information regarding the Record Holders, Beneficial Owners or Nominees that is required to be set forth in this Notice pursuant to the Bylaw Requirements). Accordingly, all such matters disclosed in any part of the Filing, including all attachments thereto, should be deemed disclosed for all purposes of this Notice. The Filing, a copy of which was previously delivered to the Corporation pursuant to Rule 13d-7 under the Exchange Act, is available at no charge at the SEC's website at http://www.sec.gov. If the Corporation requests additional copies of the Filing, the Record Holders will provide them and original signed Director Nominee
Representations and Agreements and nominee consents shall be provided upon written request by the Corporation.

                            [Signature page follows]

Very  truly  yours,


ICAHN  PARTNERS  LP


By:  __________________________
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory


ICAHN  PARTNERS  MASTER  FUND  LP


By:  __________________________
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory


ICAHN  PARTNERS  MASTER  FUND  II  LP


By:  __________________________
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  III  LP


By:  __________________________
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory


HIGH  RIVER  LIMITED  PARTNERSHIP
By:  Hopper  Investments  LLC,  its  general  partner
By:  Barberry  Corp.,  its  sole  member


By:  __________________________
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory






   [Signature page to Stockholders' Notice of Intent to Nominate Persons for
      Election as Directors at the 2010 Annual Meeting of Stockholders of
                               Biogen Idec, Inc.]

                                                                         ANNEX A

                 CERTAIN INFORMATION ABOUT BENEFICIAL OWNERSHIP

NAME:                   Carl  C.  Icahn

AGE:                    73

BUSINESS                c/o Icahn Capital LP, 767 Fifth Avenue, 47th Floor
ADDRESS:                New York, NY  10153

Residence               15 West 53rd Street, Penthouse B & C
Address:                New York, NY  10019

PRINCIPAL OCCUPATION    See below
OR  EMPLOYMENT:

CITIZENSHIP:            United  States  of  America


     Mr. Icahn has an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of securities, as described below.

Carl C. Icahn has served as chairman of the board and a director of Starfire Holding Corporation ("Starfire"), a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Since August 2007, through his position as Chief Executive Officer of Icahn Capital LP, a wholly-owned subsidiary of Icahn Enterprises L.P. ("Icahn Enterprises"), and certain related entities, Mr. Icahn's principal occupation is managing private investment funds, including Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, and Icahn Partners Master Fund III LP. From November 2004 to August 2007, Mr. Icahn conducted this occupation through his entities CCI Onshore Corp. and CCI Offshore Corp. Since November 1990, Mr. Icahn has been chairman of the board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises. Icahn Enterprises is a diversified holding company engaged in a variety of businesses, including investment management, metals, automotive, real estate, railcar, food/packaging and home fashion. Mr. Icahn was chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. Mr. Icahn has served as chairman of the board and as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, since 1994. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, the owner and operator of the Stratosphere Hotel and Casino in Las Vegas, which, until February 2008, was a subsidiary of Icahn Enterprises. From September 2000 to February 2007, Mr. Icahn served as the chairman of the board of GB Holdings, Inc., which owned an interest in Atlantic Coast Holdings, Inc., the owner and operator of The Sands casino in Atlantic City until November 2006. From September 2006 to November 2008,Mr. Icahn was a director of ImClone Systems Incorporated ("ImClone"), a biopharmaceutical company, and from October 2006 to November 2008, he was the chairman of the board of ImClone. Mr. Icahn has been chairman of the board and a director of XO Holdings, Inc., a telecommunications services provider, since February 2006, and of its predecessor from January 2003 to February 2006. Mr. Icahn has served as a director of Cadus Corporation, a company engaged in the ownership and licensing of yeast-based drug discovery technologies since July 1993. In May 2005, Mr. Icahn became a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment. In October 2005, Mr. Icahn became a director of WestPoint International, Inc., a manufacturer of bed and bath home fashion products. From August 2007 to September 2009, Mr. Icahn was a director of WCI Communities, Inc. ("WCI"), a homebuilding company. In December 2007, Mr. Icahn became a director of Federal-Mogul Corporation ("Federal-Mogul"), a supplier of automotive products, and since January 2008, has been the chairman of the board of Federal-Mogul. From August 2008 to October 2009, Mr. Icahn was a director of Yahoo! Inc., a company that provides Internet services to users, advertisers, publishers and developers worldwide. Mr. Icahn received his B.A. from Princeton University.

In addition, and without acknowledging the following disclosure is required, on January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against Mr. Icahn, Icahn Associates Corp. and High River alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiff's motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement. Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.

                   BENEFICIAL OWNERSHIP OF SECURITIES OF THE
                   CORPORATION AS OF THE DATE OF THIS NOTICE:


(1) Title of     (2) Name of             (3) Amount of           (4) Percent of
    Class            Beneficial              Beneficial              Class (3)
                     Owner (2)               Ownership

Common Stock,        High River               3,215,051               1.10%
par value $0.0005
per share
"Shares")

Shares               Icahn Partners           4,532,847               1.55%

Shares               Icahn Master             5,888,807               2.02%

Shares               Icahn Master II          1,761,077               0.60%

Shares               Icahn Master III           677,474               0.23%

_________________________
(2) Please note that each Record Holder listed in this table is, as of the date of this Notice, the direct beneficial owner of the Shares set forth under the heading "(3) Amount of Beneficial Ownership" and that indirect beneficial ownership of Shares is described below in the text of this Annex A under the heading "Description of Beneficial Ownership.

(3) Please note that percentages of ownership set forth in this column were calculated based on the number of Shares stated to be outstanding as of October 14, 2009 by the Corporation in the Corporation's Form 10-Q filed for the quarterly period ended September 30, 2009

           DESCRIPTION OF BENEFICIAL OWNERSHIP AND BENEFICIAL OWNERS

     Barberry Corp., a Delaware corporation ("Barberry"), is the sole member of Hopper Investments LLC, a Delaware limited liability company ("Hopper"), which is the general partner of High River. Beckton Corp., a Delaware corporation ("Beckton") is the sole stockholder of Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), which is the general partner of Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Holdings"). Icahn Holdings is the sole member of IPH GP LLC, a Delaware limited liability company ("IPH"), which is the general partner of Icahn Capital L.P., a Delaware limited partnership ("Icahn Capital"). Icahn Capital is the general partner of each of Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"). Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn ("Mr. Icahn," and collectively with Barberry, Hopper, Beckton, Icahn Enterprises GP, Icahn Holdings, IPH, Icahn Capital, Icahn Onshore, Icahn Offshore, the "Beneficial Owners" and each of them a "Beneficial Owner." As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Record Holders.

     The principal business address of each of (i) Icahn Offshore, Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601 and
(ii) Mr. Icahn, Barberry and Hopper is c/o Icahn Capital LP, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is primarily engaged in the business of serving as the sole member of Hopper and investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River and investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master
III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn
Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     The Record Holders and Carl C. Icahn may be deemed to beneficially own, in the aggregate, 16,075,256 Shares, representing approximately 5.56% of the Corporation's outstanding Shares (based upon the 289,198,517 Shares stated to be outstanding as of October 14, 2009 by the Corporation in the Corporation's Form 10-Q filed for the quarterly period ended September 30, 2009).

     High River has sole voting power and sole dispositive power with regard to 3,215,051 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,532,847 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,888,807 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,761,077
Shares.  Each  of  Icahn  Offshore,  Icahn  Capital,  IPH, Icahn Holdings, Icahn
Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 677,474 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, may be deemed to indirectly beneficially own the 3,215,051 Shares which High River directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, may be deemed to indirectly beneficially own the 4,532,847 Shares which Icahn Partners directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III, may be deemed to indirectly beneficially own the 8,327,358 Shares which Icahn Master, Icahn Master II and Icahn Master III directly beneficially own.

TWO YEAR SUMMARY TABLE:

The following table indicates the date of each purchase and sale of Shares, as well as the exercise of any call options, if any, by Mr. Icahn and his affiliates within the past two years, and the number of shares in each such purchase and sale.



NAME                     DATE                              SHARES PURCHASED/SOLD
----                     ----                              ---------------------
HIGH RIVER

High River            January 24, 2008                              33,000
High River            January 25, 2008                             390,000
High River              August 1, 2008                             180,000
High River              August 1, 2008                             541,600
High River              August 4, 2008                             100,000
High River              August 5, 2008                               4,900
High River              August 6, 2008                              39,280
High River              August 7, 2008                              50,000
High River              August 8, 2008                               7,680
High River             August 11, 2008                                 620
High River             August 11, 2008                              91,000
High River            October 28, 2008                            (340,000)
High River            October 29, 2008                            (225,000)
High River            December 2, 2008                              54,300
High River            December 3, 2008                              62,133
High River            December 4, 2008                             131,153
High River            December 5, 2008                              30,204

ICAHN PARTNERS

Icahn Partners        January 24, 2008                              34,982
Icahn Partners        January 25, 2008                             585,855
Icahn Partners          August 1, 2008                             287,915
Icahn Partners          August 1, 2008                           1,108,403
Icahn Partners          August 4, 2008                             159,953
Icahn Partners          August 5, 2008                               7,013
Icahn Partners          August 6, 2008                              62,819
Icahn Partners          August 7, 2008                              79,965
Icahn Partners          August 8, 2008                              12,282
Icahn Partners         August 11, 2008                                 992
Icahn Partners         August 11, 2008                             145,534
Icahn Partners        October 28, 2008                            (866,819)
Icahn Partners        October 29, 2008                            (336,851)
Icahn Partners        December 4, 2008                              92,838
Icahn Partners        December 5, 2008                              42,583

ICAHN MASTER

Icahn Master          January 24, 2008                              85,509
Icahn Master          January 25, 2008                             677,871
Icahn Master            August 1, 2008                             293,286
Icahn Master            August 1, 2008                             611,947
Icahn Master            August 4, 2008                             162,937
Icahn Master            August 5, 2008                               9,307
Icahn Master            August 6, 2008                              64,018
Icahn Master            August 7, 2008                              81,488
Icahn Master            August 8, 2008                              12,518
Icahn Master           August 11, 2008                               1,010
Icahn Master           August 11, 2008                             148,309
Icahn Master          October 28, 2008                            (259,138)
Icahn Master          October 29, 2008                            (387,686)
Icahn Master          December 2, 2008                             217,200
Icahn Master          December 3, 2008                             244,430
Icahn Master          December 4, 2008                             310,807
Icahn Master          December 5, 2008                              55,323

ICAHN MASTER II

Icahn Master II       January 24, 2008                               7,764
Icahn Master II       January 25, 2008                             214,839
Icahn Master II         August 1, 2008                             100,573
Icahn Master II         August 1, 2008                             322,181
Icahn Master II         August 4, 2008                              55,873
Icahn Master II         August 5, 2008                               2,419
Icahn Master II         August 6, 2008                              21,943
Icahn Master II         August 7, 2008                              27,932
Icahn Master II         August 8, 2008                               4,291
Icahn Master II        August 11, 2008                                 346
Icahn Master II        August 11, 2008                              50,836
Icahn Master II       October 28, 2008                            (170,073)
Icahn Master II       October 29, 2008                            (127,108)
Icahn Master II       December 4, 2008                              85,212
Icahn Master II       December 5, 2008                              16,545

ICAHN MASTER III

Icahn Master III      January 24, 2008                               3,745
Icahn Master III      January 25, 2008                              81,435
Icahn Master III        August 1, 2008                              38,226
Icahn Master III        August 1, 2008                             123,869
Icahn Master III        August 4, 2008                              21,237
Icahn Master III        August 5, 2008                                 861
Icahn Master III        August 6, 2008                               8,340
Icahn Master III        August 7, 2008                              10,615
Icahn Master III        August 8, 2008                               1,629
Icahn Master III       August 11, 2008                                 132
Icahn Master III       August 11, 2008                              19,321
Icahn Master III      October 28, 2008                             (63,970)
Icahn Master III      October 29, 2008                             (48,355)
Icahn Master III      December 3, 2008                               4,103
Icahn Master III      December 4, 2008                              35,757
Icahn Master III      December 5, 2008                               6,364


Shares purchased by each of the Record Holders are maintained in margin accounts that include positions in securities in addition to the Shares. As of January 26, 2010, the indebtedness of the margin account of each of High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III was approximately $402.4 million, $25.4 million, $147.0 million, $4.6 million, and zero, respectively.

                                                                         ANNEX B
                                                                    ATTACHMENT 1

Information about Nominees

NAME:                     Richard A. Young, PhD

AGE:                      55

BUSINESS                  Whitehead Institute for Biomedical Research
ADDRESS:                  Nine Cambridge Center
                          Cambridge, MA  02142

RESIDENCE                 261 Highland Street
ADDRESS:                  Weston, MA 02493

PRINCIPAL OCCUPATION      See below
OR EMPLOYMENT:

CITIZENSHIP:              United States of America

Dr. Young does not own, beneficially or of record, any shares of capital stock of the Corporation. Dr. Young has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached hereto as Annex E.

Dr. Young is a Member of the Whitehead Institute and a Professor of Biology at MIT. He received his B.S. degree in Biological Sciences at Indiana University and his Ph.D. in Molecular Biophysics and Biochemistry at Yale University. Dr. Young received postdoctoral training at the Swiss Institute for Experimental Cancer Research and at Stanford University School of Medicine. His honors include a Burroughs Wellcome Scholarship, the Chiron Corporation Biotechnology Research Award, Yale's Wilbur Cross Medal, and Scientific American recognized him as one of the top 50 leaders in science, technology and business in 2006. Dr. Young has been associated with a number of biotechnology, pharmaceuticals and other companies, including MedImmune (as member of the Scientific Advisory Board), Boehringer Mannheim (as Advisor to Board), Becton Dickenson (as Consultant), Cubist Pharmaceuticals (as member of the Scientific Advisory Board), StressGen (as member of the Scientific Advisory Board and Board of Directors), Neogenesis (as founder and member of the Scientific Advisory Board and Board of Directors; acquired by Schering-Plough), Computational Biology Corporation (as founder and member of the Scientific Advisory Board and Board of Directors; acquired by Agilent), Agilent (as Consultant), Corning, Inc. (as Consultant) and Novartis (as Ad Hoc member of the Scientific Advisory Board). Dr. Young has also served as an advisor to Science magazine, the National Institutes of Health and the World Health Organization.

                                                                         ANNEX B
                                                                    ATTACHMENT 3

Information about Nominees

NAME:                     Thomas F. Deuel, M.D.

AGE:                      74

BUSINESS                  The Scripps Research Institute, MEM 268
ADDRESS:                  10550 North Torrey Pines Road
                          La Jolla, CA  92037

RESIDENCE                 2123 De Mayo Road
ADDRESS:                  Del Mar, CA  92014

PRINCIPAL OCCUPATION      See below
OR EMPLOYMENT:

CITIZENSHIP:              United States of America


Dr. Deuel does not own, beneficially or of record, any shares of capital stock of the Corporation. Dr. Deuel has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached hereto as Annex E.

Since February 2002, Thomas F. Deuel, M.D., has served as a Professor of Molecular and Experimental Medicine and Cell Biology, Director of the Division of Molecular Oncology, Department of Molecular and Experimental Medicine, and Director of the Vascular Biology Affinity Group at The Scripps Research Institute. Also, since 1998, Dr. Deuel has served as a Professor of Medicine at Harvard Medical School. He is currently a Professor Emeritus at Harvard Medical School. In addition, from 1996 to 2002, Dr. Deuel served as a Director, Division of Growth Regulation at Beth Israel Hospital, Boston, Massachusetts and, prior to that, was a Professor of Medicine and Biochemistry and the head of Oncology Services at the Washington University School of Medicine, St. Louis, Missouri. He is a member of the Institute of Medicine at the National Academy of Sciences. Dr. Deuel is also President of the Edward R. Mallinckrodt Foundation, St. Louis, Missouri. He has served on various editorial boards, including the Journal of Clinical Investigation and Blood, and currently is on the Editorial Board of Current Opinion in Hematology and Section Editor for Vascular Biology. Dr. Deuel has served and continues to serve on numerous scientific advisory boards for various companies, including scientific advisory board of Imclone Systems Incorporated, a publicly traded biopharmaceutical company, during the existence of such board (from 1988 to 2001). From July 2007 to December 2008, Dr. Deuel served on Imclone's board of directors. Dr. Deuel has earned many professional honors and awards and holds an M.D. from Columbia University and an A.B. from Princeton University.

                                                                         ANNEX B
                                                                    ATTACHMENT 3

Information about Nominees

NAME:                     Dr. Eric Rowinsky

AGE:                      53

BUSINESS                  5 Robin Road
ADDRESS:                  Warren, NJ 07059

RESIDENCE                 5 Robin Road
ADDRESS:                  Warren, NJ 07059

PRINCIPAL OCCUPATION      See below
OR EMPLOYMENT:

CITIZENSHIP:              United States of America

Dr. Rowinsky does not own, beneficially or of record, any shares of capital stock of the Corporation. Dr. Rowinsky has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached hereto as Annex E.

Dr. Rowinsky is currently a scientific consultant for companies including ImClone Systems, RRD International, and Champions Biotech. He is also an Adjunct Professor of Medicine at New York University. From February 2005 to December 2009, Dr. Rowinsky was the Chief Medical Officer and Executive Vice President of ImClone Systems Incorporated, and was a director of ImClone Systems from February 2005 to November 2008. Dr. Rowinsky held the position of Director of the Institute of Drug Development (IDD) at the Cancer Therapy and Research Center from 2002 to 2004 and was the Director of Clinical Research at the IDD from 1996 to 2002. In addition, he held the SBC Endowed Chair for Early Drug Development at the IDD. From 1996 to 2006, Dr Rowinsky was also a Clinical Professor of Medicine at the University of Texas Health Science Center, San Antonio, Texas. Dr. Rowinsky also served as an Associate Professor of Oncology at the Johns Hopkins University School of Medicine from 1988 until 1996. His focus is cancer drug development and has played integral roles in the development and approval of a large number of chemotherapy and targeted therapeutics including paclitaxel, docetaxel, irinotecan, topotecan, erlotinib, gefitinib, cetuximab, and temsirolimus among others. He currently serves on the Board of Directors of Adventrx Pharmaceuticals and has served as a director at Tapestry Pharmaceuticals. Dr. Rowinsky has also served on the Board of Scientific Counselors of the National Cancer Institute from 2004 to 2007. Dr. Rowinsky received a B.A. degree from New York University and an M.D. degree from the Vanderbilt University School of Medicine. Following his residency in internal medicine at the University of California, San Diego, he completed fellowship training in medical oncology at the Johns Hopkins University School of Medicine.

                                                                         ANNEX C

The written consent of each Nominee to being named as a nominee for election as a director of the Corporation and to serve as a director if elected is attached to this Annex C. If the Corporation requests original signed statements of consents, the Record Holders will provide them.

                                                                         ANNEX C
                                                                    ATTACHMENT 1

                               CONSENT OF NOMINEE

     The undersigned hereby consents to being named as a nominee for election as a director of Biogen Idec Inc. (the "Company"), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of the Company by High River Limited Partnership ("High River"), Icahn Partners LP ("Icahn Partners"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III", and collectively with High River, Icahn Partners, Icahn Master and Icahn Master II, the "Record Holders") and in other materials in connection with the solicitation of proxies by the Record Holders from stockholders of the Company to be voted at the 2010 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: January 24, 2010


                                                           /s/  Eric  Rowinsky
                                                           ---------------------
                                                           Name:  Eric  Rowinsky

                                                                         ANNEX C
                                                                    ATTACHMENT 2


                               CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Biogen Idec Inc. (the "Company"), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of the Company by High River Limited Partnership ("High River"), Icahn Partners LP ("Icahn Partners"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III", and collectively with High River, Icahn Partners, Icahn Master and Icahn Master II, the "Record Holders") and in other materials in connection with the solicitation of proxies by the Record Holders from stockholders of the Company to be voted at the 2010 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: January 24, 2010


                                                        /s/ Thomas  F.  Deuel
                                                        ------------------------
                                                        Name:  Thomas  F.  Deuel

                                                                         ANNEX C
                                                                    ATTACHMENT 3

                               CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Biogen Idec Inc. (the "Company"), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of the Company by High River Limited Partnership ("High River"), Icahn Partners LP ("Icahn Partners"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III", and collectively with High River, Icahn Partners, Icahn Master and Icahn Master II, the "Record Holders") and in other materials in connection with the solicitation of proxies by the Record Holders from stockholders of the Company to be voted at the 2010 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: January 24, 2010


                                                             /s/ Richard Young
                                                             -------------------
                                                             Name: Richard Young

                                                                         ANNEX D

The Director Nominee Representation and Agreement, executed by each of the Nominees is attached to this Annex D. If the Corporation requests original signed agreements of the Director Nominee Representation and Agreement, the Record Holders will provide them.

                 DIRECTOR NOMINEE REPRESENTATION AND AGREEMENT

Reference is made to the Second Amended and Restated Bylaws of Biogen Idec Inc. (the "Company") adopted as of October 13, 2008 (the "Bylaws"), which require that, in order to be eligible to be a nominee for election or reelection as a director of the Company, a person must timely deliver a representation and agreement in compliance with the Bylaws (capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Bylaws).

1. The undersigned, in order to be eligible to be a nominee for election or reelection as a director of the Company, does hereby represent and warrant that the undersigned:

     a. is not a party to (i) a Voting Commitment that has not been disclosed to the Company or (ii) any Voting Commitment that could limit or interfere with the undersigned's ability to comply, if elected as a director of the Company, with the undersigned's fiduciary duties under applicable law;
     b. is not a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company; and
     c. would be in compliance, in the undersigned's individual capacity and on behalf of any person or entity on whose behalf the undersigned's nomination is being made, if elected as a director of the Company, with applicable law and all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company, including, without limitation, the Company's Code of Business Conduct, the Company's Corporate Governance Principles and the Company's Comprehensive Compliance Program.

2.   The undersigned does herby further covenant and agree that the undersigned:

     a. will not become a party to (i) a Voting Commitment that has not been disclosed to the Company or (ii) any Voting Commitment that could limit or interfere with the undersigned's ability to comply, if elected as a director of the Company, with the undersigned's fiduciary duties under applicable law;

     b. will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company; and

     c. will comply, in the undersigned's individual capacity and on behalf of any person or entity on whose behalf the undersigned's nomination is being made, with applicable law and all applicable publicly disclosed corporate governance, conflict of interest, confidentially and stock ownership and trading policies and guidelines of the Company, including, without limitation, the Company's Code of Business Conduct, the Company's Corporate Governance Principles and the Company's Comprehensive Compliance Program.

                  [Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has duly executed this Director Nominee Representation and Agreement as of the 24th day of January, 2010.


                                                             /s/ Eric Rowinsky
                                                             -------------------
                                                             Name: Eric Rowinsky

                 DIRECTOR NOMINEE REPRESENTATION AND AGREEMENT

Reference is made to the Second Amended and Restated Bylaws of Biogen Idec Inc. (the "Company") adopted as of October 13, 2008 (the "Bylaws"), which require that, in order to be eligible to be a nominee for election or reelection as a director of the Company, a person must timely deliver a representation and agreement in compliance with the Bylaws (capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Bylaws).

1. The undersigned, in order to be eligible to be a nominee for election or reelection as a director of the Company, does hereby represent and warrant that the undersigned:

     a. is not a party to (i) a Voting Commitment that has not been disclosed to the Company or (ii) any Voting Commitment that could limit or interfere with the undersigned's ability to comply, if elected as a director of the Company, with the undersigned's fiduciary duties under applicable law;
     b. is not a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company; and
     c. would be in compliance, in the undersigned's individual capacity and on behalf of any person or entity on whose behalf the undersigned's nomination is being made, if elected as a director of the Company, with applicable law and all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company, including, without limitation, the Company's Code of Business Conduct, the Company's Corporate Governance Principles and the Company's Comprehensive Compliance Program.

2.   The undersigned does herby further covenant and agree that the undersigned:

     a. will not become a party to (i) a Voting Commitment that has not been disclosed to the Company or (ii) any Voting Commitment that could limit or interfere with the undersigned's ability to comply, if elected as a director of the Company, with the undersigned's fiduciary duties under applicable law;
     b. will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company; and
     c. will comply, in the undersigned's individual capacity and on behalf of any person or entity on whose behalf the undersigned's nomination is being made, with applicable law and all applicable publicly disclosed corporate governance, conflict of interest, confidentially and stock ownership and trading policies and guidelines of the Company, including, without limitation, the Company's Code of Business Conduct, the Company's Corporate Governance Principles and the Company's Comprehensive Compliance Program.

                  [Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has duly executed this Director Nominee Representation and Agreement as of the 24th day of January, 2010.


                                                              /s/ Thomas Deuel
                                                              ------------------
                                                              Name: Thomas Deuel

                 DIRECTOR NOMINEE REPRESENTATION AND AGREEMENT

Reference is made to the Second Amended and Restated Bylaws of Biogen Idec Inc. (the "Company") adopted as of October 13, 2008 (the "Bylaws"), which require that, in order to be eligible to be a nominee for election or reelection as a director of the Company, a person must timely deliver a representation and agreement in compliance with the Bylaws (capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Bylaws).

1. The undersigned, in order to be eligible to be a nominee for election or reelection as a director of the Company, does hereby represent and warrant that the undersigned:

     a. is not a party to (i) a Voting Commitment that has not been disclosed to the Company or (ii) any Voting Commitment that could limit or interfere with the undersigned's ability to comply, if elected as a director of the Company, with the undersigned's fiduciary duties under applicable law;
     b. is not a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company; and
     c. would be in compliance, in the undersigned's individual capacity and on behalf of any person or entity on whose behalf the undersigned's nomination is being made, if elected as a director of the Company, with applicable law and all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company, including, without limitation, the Company's Code of Business Conduct, the Company's Corporate Governance Principles and the Company's Comprehensive Compliance Program.

2.   The undersigned does herby further covenant and agree that the undersigned:

     a. will not become a party to (i) a Voting Commitment that has not been disclosed to the Company or (ii) any Voting Commitment that could limit or interfere with the undersigned's ability to comply, if elected as a director of the Company, with the undersigned's fiduciary duties under applicable law;
     b. will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company; and
     c. will comply, in the undersigned's individual capacity and on behalf of any person or entity on whose behalf the undersigned's nomination is being made, with applicable law and all applicable publicly disclosed corporate governance, conflict of interest, confidentially and stock ownership and trading policies and guidelines of the Company, including, without limitation, the Company's Code of Business Conduct, the Company's Corporate Governance Principles and the Company's Comprehensive Compliance Program.

                  [Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has duly executed this Director Nominee Representation and Agreement as of the 24th day of January, 2010.


                                                             /s/ Richard Young
                                                             -------------------
                                                             Name: Richard Young

                                    ANNEX E

Attached to this Annex E is the form of agreement pursuant to which the Record Holders have agreed to pay certain fees to certain of the Nominees and to indemnify such Nominees with respect to certain costs incurred by such Nominees in connection with the proxy contest relating to the Annual Meeting.

                         HIGH RIVER LIMITED PARTNERSHIP
                               ICAHN PARTNERS LP
                         ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                       ICAHN PARTNERS MASTER FUND III LP

                                January 24, 2010

Dear ___________:


     This will confirm our understanding as follows:

     You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") to stand for election as directors of Biogen Idec Inc. ("Biogen") in connection with a proxy contest with management of Biogen in respect of the election of directors of Biogen at the 2010 Annual Meeting of Stockholders of Biogen (the "Annual Meeting"), expected to be held in the Spring of 2010, or a special meeting of stockholders of Biogen called for a similar purpose (the "Proxy Contest").

     High River Limited Partnership, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP (collectively, "Icahn"), agree to pay the costs of the Proxy Contest.

     In addition, upon our filing of a preliminary proxy statement with the SEC, which indicates that Icahn intends to nominate you for election at the Annual Meeting, you will be paid $25,000 by Icahn unless you are elected to serve as a director of Biogen at the Annual Meeting or a special meeting of stockholders of Biogen called for a similar purpose or in connection with a settlement of the Proxy Contest by Icahn and Biogen, in which case you will not receive any payment from Icahn in connection with the Proxy Contest. Payment to you pursuant to this paragraph, if any, will be made by Icahn, subject to the terms hereof, upon the earliest of (i) the certification of the results of the election in respect of the Proxy Contest, (ii) the settlement of the Proxy Contest by Icahn and Biogen, or (iii) the withdrawal of the Proxy Contest by Icahn.

     You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek election. In that connection, you are being supplied with a questionnaire in which you will provide Icahn with information necessary for Icahn to make appropriate disclosure both to Biogen and for use in creating the proxy material to be sent to stockholders of Biogen and to be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to Andrew N. Langham, Assistant General Counsel, Icahn Enterprises LP, 767 Fifth Avenue, Suite 4700, New York, NY 10153, Tel: (212) 702-4382, Fax: (212) 688-1158, Email:
alangham@sfire.com and (ii) your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the attached instrument directed to Biogen informing Biogen that you consent to being nominated by Icahn for election as a director of Biogen and, if elected, consent to serving as a director of Biogen. Upon being notified that we have chosen you, we may forward that consent and your completed questionnaire (or summaries thereof) to Biogen.

     Icahn hereby agrees that, so long as you actually serve on the Slate, Icahn will defend, indemnify and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Biogen on the Slate (a "Proceeding") or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case, the advancement to you of all reasonable attorneys' costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that Icahn determines to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, Icahn is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to Biogen's Board of Directors or for any actions taken by you as a director of Biogen, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify Icahn in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, Icahn shall be entitled to control your defense with counsel chosen by Icahn.
Icahn shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, Icahn may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

     Each of us recognizes that should you be elected to the Board of Directors of Biogen all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of Biogen and, as a result, that there is, and can be, no agreement between you and Icahn which governs the decisions which you will make as a director of Biogen.

     Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

                                          Very  truly  yours,

                                          HIGH  RIVER  LIMITED  PARTNERSHIP


                                          By:  __________________________
                                               Name:  Edward  E.  Mattner
                                               Title:  Authorized  Signatory


                                          ICAHN  PARTNERS  LP


                                          By:  __________________________
                                               Name:  Edward  E.  Mattner
                                               Title:  Authorized  Signatory


                                          ICAHN  PARTNERS  MASTER  FUND  LP


                                          By:  __________________________
                                               Name:  Edward  E.  Mattner
                                               Title:  Authorized  Signatory


                                          ICAHN  PARTNERS  MASTER  FUND  II  LP


                                          By:  __________________________
                                               Name:  Edward  E.  Mattner
                                               Title:  Authorized  Signatory


                                          ICAHN  PARTNERS  MASTER  FUND  III  LP


                                          By:  __________________________
                                               Name:  Edward  E.  Mattner
                                               Title:  Authorized  Signatory

Agreed to and Accepted as
of the date first above written:


__________________________

Name: